Exhibit 99(e)(6)

RINKER MATERIALS

HOURLY EMPLOYEE SEVERANCE PLAN

THIS HOURLY EMPLOYEE SEVERANCE PLAN, adopted on March 8, 2007, by Rinker Materials Corporation, a Georgia corporation, is being established to provide for the payment of severance benefits to certain of its employees and certain employees of its subsidiaries that adopt this Plan.

Section 1.       Definitions.  Unless the context clearly indicates otherwise, when used in this Plan:

(a)   “Affiliate” means, with respect to any entity, any other corporation, limited liability company, organization, association, partnership, or other type of entity, whether incorporated or unincorporated, directly or indirectly controlling or controlled by or under direct or indirect common control with such entity.

(b)   “Board” means the board of directors of the Company.

(c)   “Cause” means:

(1)  material violation by the Employee of his or her obligations to an Employer which is willful on the Employee’s part, and which is not remedied in a reasonable period of time after receipt of written notice from an Employer specifying such violation,

(2)  willful or reckless conduct by the Employee which a good faith determination has been made by an Employer that such conduct could be expected to have a material adverse effect on the business, assets, properties, results of operations, financial condition or prospects of an Employer,

(3)  commission by the Employee of an act or acts involving fraud, embezzlement, misappropriation, theft, breach of fiduciary duty or dishonesty against the property or personnel of an Employer or in violation of the Employer’s code of ethics,

(4)  the conviction of the Employee of a felony involving an act of dishonesty, or

(5) deliberate falsification of any Employer’s records (time cards, expense reports, employment records, insurance claims, or accounting records), improper use of procurement credit cards, reporting to work under the influence of alcohol or illegal drugs, failure to employ or follow lock-out/tag-out safety procedures, or violation of antitrust laws, as described in the Employer’s policies.

(d)   “Code” means the Internal Revenue Code of 1986, as amended.

(e)   “Collective Bargaining Agreement” means an agreement between the Employer and a labor organization, subject to the National Labor Relations Act, 29 U.S.C. Sections 151-169, as amended.

(f)    “Committee” means the committee designated pursuant to Section 5 to administer this Plan.

(g)   “Company” means Rinker Materials Corporation, a Georgia corporation, and any successor or successors thereto.

(h)   “Effective Date” means December 1, 2006.

(i)    “Eligible Employee” means an Employee whose employment with an Employer is terminated after the Transaction Occurrence Date but prior to the Expiration Date by the Employer other than for Cause or by the Employee for Good Reason; provided, however, that an Employee will not be an Eligible Employee if their employment is terminated by an Employer in any of the following circumstances:

(1)           if an Employee’s employment with an Employer is terminated and the Employee is re-employed by, or transferred to, another Employer (in a manner that does not result in Good Reason),

(2)           if an Employee’s employment with an Employer is terminated and the Employee is re-employed by another entity into which the Employer is merged or otherwise consolidated (in a manner that does not result in Good Reason); provided such entity adopts this Plan and such transfer does not result in Good Reason,

(3)           if an Employee’s employment with an Employer is terminated upon the expiration of an approved leave of absence by reason of his or her failure to return to work at such time,

(4)           if an Employee’s employment with an Employer is terminated in connection with the sale of stock or the sale or lease by such Employer of all or part of its assets to an entity other than an Affiliate if (i) such Employer determines in its sole discretion that either (A) in connection with such sale or lease such Employee was offered employment for a comparable position at a comparable salary, annual bonus opportunity and employee benefits with the purchaser or lessee, as the case may be, of the Employer’s stock or assets or (B) such Employee voluntarily elected not to participate in the selection process for such employment, (ii) the purchaser or lessee adopts a plan similar to this Plan, and (iii) such employment does not result in Good Reason, or

(5)           if an Employee resigns from employment with an Employer under circumstances that do not constitute Good Reason.

(j)    “Employee” means an employee of an Employer who meets the eligibility criteria of Schedule A attached hereto and who is not covered by a Collective Bargaining Agreement.

(k)   “Employer” means the Company or any other Affiliate of the Company which adopts this Plan with the consent of the Board.

(l)    “Expiration Date” means November 30, 2008.

(m)  “Good Reason” means the occurrence of any of the following events:

(1)           A reduction in, or a failure of the Employer to pay, any compensation required to be paid to the Employee, or a failure of the Employer to pay or provide for any earned bonus or any other material earned compensation or benefits required to be paid or provided to the Employee, in each case when due;

(2)           A change in the Employee’s hourly pay rate (prior to overtime), which results in the hourly pay rate (prior to overtime) being less than ninety percent (90%) of the hourly pay rate (prior to overtime) in effect immediately preceding the change; or

(3)           The Employer requiring the Employee to be based at any office or location other than within a 25 mile radius of where the Eligible Employee is employed immediately preceding the change in office or location.

Notwithstanding the foregoing, none of the events described above shall constitute Good Reason to resign unless, within ninety (90) days of when the Employee had actual knowledge of the principal facts giving rise to the right to resign for Good Reason, the Employee gives written notice to the Employer of such principal facts and circumstances, and such events are not remedied by the Employer promptly after receipt of notice thereof, but in no event later than thirty (30) days of receipt of such notice.

(n)   “Plan” means this Hourly Employee Severance Plan, as in effect on the Effective Date, and as subsequently amended pursuant to Section 7.

(o)   “Release” means a release to be signed by an Eligible Employee in such form as an Employer shall determine, but substantially in the form as the Employer customarily uses as of the Effective Date, which shall, to the extent permitted by law, waive all of the Eligible Employee’s claims and actions against the Employer and its Affiliates and such other related parties and entities as the Employer chooses to include in the release except for claims and actions for benefits provided under the terms of this Plan (which Release is not revoked by the Eligible Employee).

(p)   “RGL” means Rinker Group Limited, ACN 003 433 118, a public limited company under the laws of Australia.

Capitalized terms not otherwise defined in this Plan shall have the same meaning as they are given in the RGL Performance Share Plan — Plan Rules, as in effect on April 1, 2006 and as amended prior to the Transaction Occurrence Date (“Performance Share Plan”).

Section 2.       Severance Benefits.

(a)   Paid Time Off.  Each Eligible Employee whose employment with an Employer is terminated for any reason shall be entitled to receive from that Employer an amount calculated on the basis of such Eligible Employee’s hourly pay rate (prior to overtime) for all unused paid time off that the Eligible Employee may have earned or accrued up to and including the week in which the date of termination occurs.

(b)   Accrued Benefits.  Each Eligible Employee shall be entitled to receive any unpaid compensation earned through the date of such Eligible Employee’s termination.  In addition, such Eligible Employee shall be entitled to prompt reimbursement of any unreimbursed expenses properly incurred by such Eligible Employee in accordance with Employer policies prior to the date of such Eligible Employee’s termination.  Such Eligible Employee shall also receive such other benefits, if any, to which such Eligible Employee may be entitled pursuant to the terms and conditions of the employee compensation, incentive, benefit or fringe benefit plans, policies or programs of the Employer, other than any Employer severance policy and as provided in Section 9 of this Plan.

(c)   Severance Payments.  Each Eligible Employee who executes a Release at the time and in the manner prescribed by an Employer (and who does not revoke such Release) shall be entitled to receive from his or her Employer an amount equal to eighty (80) hours at his or her hourly pay rate (prior to overtime) plus $3,000.

Section 3.       Form and Time of Payment.  The amounts payable to an Eligible Employee under Sections 2(a) and 2(b) shall be paid within 10 business days after the Eligible Employee’s date of termination.  The severance payment benefits payable to an Eligible Employee by an Employer under Section 2(c) above shall be paid to such Eligible Employee in a single lump sum within the later of (1) 15 business days after the Eligible Employee’s date of termination or (2) the expiration of the revocation period, if applicable, under the Release, except as provided pursuant to Section 5 of this Plan.

Section 4.       Tax Withholding and Deferral.  Each Employer shall withhold from any amount payable to an Eligible Employee pursuant to this Plan, and shall remit to the appropriate governmental authority or plan, any income, employment or other tax the Employer is required by applicable law or plan to so withhold from and remit on behalf of such Eligible Employee.

Section 5.       Plan Administration.  This Plan shall be administered by a committee (the “Committee”) comprised of two individuals who were members of the Board immediately prior to the Transaction Occurrence Date, as selected by the individual who, immediately prior to the Transaction Occurrence Date, was the Company’s Chief Executive Officer (“CEO”), whether or not he is then the chief executive of the Company; provided, however, that in the event either of the members of the Committee is unable or unwilling to serve on the Committee at anytime, the

CEO shall designate another individual who was a member of the Board or an executive officer of the Company (in either case immediately prior to the Transaction Occurrence Date) to serve on the Committee; provided, further, that in the event the CEO is unable to make the designation required in the preceding proviso, the remaining member of the Committee shall designate another individual who was a member of the Board or an executive officer of the Company, (in either case  immediately prior to the Transaction Occurrence Date) to serve on the Committee. The CEO may designate himself to serve on the Committee. The Company shall maintain directors’ and officers’ liability insurance pursuant to which Committee members will be named insureds (or otherwise be covered under such policy as an officer or director) under such insurance policy, which shall include a rider which provides coverage for ERISA and other fiduciary indemnity.  The Committee shall have discretionary and final authority to interpret and implement the provisions of this Plan and to determine eligibility for benefits under the Plan.  The Committee shall perform all of the duties and exercise all of the powers and discretion that the Committee deems necessary or appropriate for the proper administration of this Plan.  Every interpretation, choice, determination or other exercise by the Committee of any power or discretion given either expressly or by implication to it shall be conclusive and binding upon all parties having or claiming to have an interest under this Plan or otherwise directly or indirectly affected by such action, without restriction, however, upon the right of the Committee to reconsider or redetermine such action.  The Committee may adopt such rules and regulations for the administration of this Plan as are consistent with the terms hereof, and shall keep adequate records of its proceedings and acts.  The Committee may employ such agents, accountants and legal counsel (who may be agents, accountants and legal counsel for an Employer) as may be appropriate for the administration of the Plan.  All reasonable administration expenses incurred by the Committee in connection with the administration of the Plan shall be paid by the Company.

Section 6.       Claims Procedure.  If any person (hereinafter called the “Claimant”) feels he or she is being denied a benefit to which he or she is entitled under this Plan, such Claimant may file a written claim for said benefit with the Committee.  Within 60 days of the receipt of such claim the Committee shall determine and notify the Claimant as to whether he or she is entitled to such benefit.  Such notification shall be in writing and, if denying the claim for benefit, shall set forth the specific reason or reasons for the denial, make specific reference to the pertinent provisions of the Plan, and advise the Claimant that he or she may, within 60 days of the receipt of such notice, request in writing to appear before the Committee or its designated representative for a hearing to review such denial.  Any such hearing shall be scheduled at the mutual convenience of the Committee or its designated representative and the Claimant, and at such hearing the Claimant and/or his or her duly authorized representative may examine any relevant documents and present evidence and arguments to support the granting of the benefit being claimed.  The final decision of the Committee with respect to the claim being reviewed shall be made within 60 days following the hearing thereon, and the Committee shall in writing notify the Claimant of its final decision, again specifying the reasons therefor and the pertinent provisions of the Plan upon which such decision is based.  The final decision of the Committee shall be conclusive and binding upon all parties having or claiming to have an interest in the matter being reviewed.  For purposes of this Section 6, notice to the Committee shall be to Hourly Employee Severance Plan Committee c/o Rinker Materials Corporation, 1501 Belvedere Road, West Palm Beach, FL 33406.

Section 7.       Plan Amendment and Termination.  The Board shall have the right and power at any time, and from time to time to amend this Plan, in whole or in part, by written document executed by its duly authorized representative and at any time to terminate this Plan except that (1) after the occurrence of the Transaction Occurrence Date and until the Expiration Date, this Plan shall not be amended or terminated in any manner that is adverse to any Employee in any fashion, regardless of whether the Employee has become entitled to receive severance benefits pursuant to Section 2 of this Plan at such time, and (2) after the Expiration Date, if any Eligible Employee has already become entitled to receive severance benefits pursuant to Section 2, then no amendment or termination shall reduce or diminish the rights of such Eligible Employee under this Plan, and, in each case, no such amendment or termination shall be effective.

Section 8.       Nature of Plan and Rights.

(a)   This Plan is an unfunded employee welfare benefit plan and no provision of this Plan shall be deemed or construed to create a trust fund of any kind or to grant a property interest of any kind to any Employee or former Employee.  Any payment which becomes due under this Plan to an Eligible Employee shall be made by the Employer with whom he or she was employed out of its general assets, and the right of any Eligible Employee to receive a payment hereunder from that Employer shall be no greater than the right of any unsecured general creditor of such Employer.

(b)   This Plan is intended to comply with Section 409A of the Code and will be so interpreted.  Notwithstanding anything herein to the contrary, (i) if at the time of the Eligible Employee’s termination of employment with an Employer, such Eligible Employee is a “specified employee” as defined in Section 409A of the Code, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent the imposition of any accelerated or additional tax under Section 409A of the Code, then the Employer will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Employee) until the date that is six months following the Eligible Employee’s termination of employment with the Employer (or the earliest date as is permitted under Section 409A of the Code) and (ii) if the payment of any money or other benefits due to the Eligible Employee by an Employer hereunder causes the imposition of any accelerated or additional tax under Section 409A of the Code, the parties agree to restructure the payments or benefits to comply with Section 409A of the Code in a manner which does not diminish the value of such payments and benefits to the Eligible Employee.  Each Employer acknowledges that a breach by the Employer of its obligations under this Section 8(b) would result in accelerated or additional tax being imposed on the Eligible Employee under Section 409A of the Code and, accordingly, that the Employer would become liable to the Eligible Employee in damages for an amount including compensation for any additional or accelerated tax imposed as a result of any such breach.

Section 9.       Entire Agreement; Offset; No Interference.

(a)   This Plan constitutes the entire agreement between the parties and, except as expressly provided herein, supersedes the provisions of all other prior agreements or arrangements concerning the payment of severance benefits to Employees whose employment is terminated after the Transaction Occurrence Date and prior to the Expiration Date; provided, that in no event shall payments or benefits provided pursuant to any other severance agreement or policy entitle Employees to a duplication of payments and benefits pursuant to this Plan.

(b)   Except as expressly provided herein, this Plan shall not interfere in any way with the right of an Employer to reduce Employee’s compensation or other benefits or terminate Employee’s employment, with or without Cause.  Employee shall remain an “at will” employee.

Section 10.     Spendthrift Provision.  No right or interest of an Employee under this Plan may be assigned, transferred or alienated, in whole or in part, either directly or by operation of law, and no such right or interest shall be liable for or subject to any debt, obligation or liability of such Employee.

Section 11.     Notice.  If an Eligible Employee claims an entitlement to severance benefits under this Plan after the termination of his or her employment, the Eligible Employee must give notice to the relevant Employer of the relevant facts and circumstances supporting his or her claim, the effective date of termination and, where he or she claims to have resigned from employment for a Good Reason, details of the specific reason relied upon.  For the purpose of this Plan, any notice and all other communication provided for in this Plan shall be in writing and shall be deemed to have been duly given when received at the respective addresses set forth below, or to such other address as the Company, Employer or the Eligible Employee may have furnished to the other in writing in accordance herewith.

If to the Company or any other Employer:

Rinker Materials Corporation
1501 Belvedere Road

West Palm Beach, FL 33406

Attention:  VP Human Resources

If to Employee:

To the most recent address of Employee set forth in the personnel records of the Employer.

Section 12.     Applicable Law.  This Plan shall be governed and construed in accordance with applicable federal law; provided, however, that wherever such law does not otherwise preempt state law, the laws of the State of Florida shall govern.

Section 13.     Payments or Benefits that Require Shareholder Approval. Notwithstanding anything in this Plan to the contrary, no Employer is required to pay or provide, or procure the payment or provision of, any monies or benefits to an Eligible Employee which would require shareholder approval under Part 2D.2, Division 2 of the Australian Corporations Act 2001 (Cth) or the Australian Stock Exchange Listing Rules. Any such payments or benefits to be provided to an Eligible Employee must be reduced to a level (if any) which does not require shareholder approval under Part 2D.2, Division 2 of the Australian Corporations Act 2001 (Cth) or the Australian Stock Exchange Listing Rules. In the event of payment to an Eligible Employee or provision of a benefit to an Eligible Employee without shareholder approval, where shareholder approval is required, the Eligible Employee must, on receiving written notice from the Secretary of the Company (or his or her nominee) immediately repay any monies or forgo any benefits specified in such notice.

Section 14.     Effectiveness.  This Plan shall be effective as of the Effective Date and shall remain in effect until the Expiration Date or until terminated pursuant to Section 7 of this Plan.

IN WITNESS WHEREOF, this Plan has been executed this 8th day of March, 2007, to be effective as of the Effective Date.

RINKER MATERIALS CORPORATION

By:	/s/ Ira Fialkow
Title:	Vice President

SCHEDULE “A”

Hourly Employee Severance Plan

Eligibility Criteria

An employee eligible to participate in the Hourly Employee Severance Plan is an employee who:

1.               As of December 1, 2006, held an hourly-paid position subject to the overtime pay provisions of the U. S. Fair Labor Standards Act, as amended; or

2.               Was hired subsequent to December 1, 2006 and placed in such an hourly-paid position; and

3.               Is employed by the Employer as of the Transaction Occurrence Date.

Any employee who is covered by a Collective Bargaining Agreement is excluded from eligibility.